Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

October 25, 2018

Ms. Jaea Hahn
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Touchstone Strategic Trust (the “Trust”) (File Nos. 002-80859 & 811-03651)
Dear Ms. Hahn:
On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on October 16, 2018 regarding the post-effective amendment to the Trust’s registration statement on Form N-1A filed on August 30, 2018 (PEA No. 191) pursuant to Rule 485(a) under the Securities Act of 1933, as amended, with respect to the Touchstone International Growth Opportunities Fund (the "Fund").

For your convenience, your comments are set out below in italicized text and each comment is followed by the Trust’s response.

General
1.     Please confirm that any blank or bracketed information in the Funds' Prospectus and Statement of Additional Information will be finalized in the 485(b) filing.

Response: The Trust confirms that it will finalize all blank or bracketed information in the Fund's Prospectus and Statement of Additional Information that will be filed with the Securities and Exchange Commission pursuant to Rule 485(b).

2.     Where Staff comments affect disclosure that appears in more than one place, please revise the affected disclosure in each area where it appears. Please carry any summary prospectus comments over to the statutory prospectus, to the extent relevant.

Response: The Trust will apply any Staff comments to each location where the disclosure in question appears.

Prospectus

3.     In footnote 1 to the Fees and Expenses table, please add a cross-reference to where the changes in management fees are discussed.

Response: The Trust has added the requested cross-reference.
4.    Please address the following with respect to the Fund's principal investment strategy:
a.     Please move the first sentence of the second paragraph up to the first paragraph.
Response: The Trust has made the requested revision.
b.     Please clarify whether the Fund will invest primarily in ADRs or directly in foreign securities.

Response: For the information of the Staff, the Fund intends to invest in foreign securities both directly and through the purchase of depositary receipts. The Fund has updated the disclosure accordingly.
c.     Does the Fund intend to invest in derivatives to hedge currency risk?
Response: The Fund does not intend to hedge to protect against currency inflation or otherwise invest in derivatives. The Fund will make this clarification. Currency risk is discussed in the Foreign Securities Risk factor in the Fund's summary section; however, the Trust will add additional disclosure regarding currency risk to the statutory prospectus.
d.    In reference to the last sentence of the second paragraph, please confirm supplementally that if the Fund does concentrate, it will disclose such concentration in the principal investment strategy and the principal risks.
Response: The Trust confirms that if the Fund does concentrate in one or more issuers, geographic regions or sectors, that it will disclose such concentration in the summary section of its Prospectus. The summary section of the Prospectus has been updated accordingly.
e.     In the second sentence of the third paragraph, please expand upon what is meant by "certain quality characteristics".
Response: The Trust has added the requested clarifications.
f.     The Staff notes the inclusion of an emerging markets risk factor under the foreign securities risk disclosure. Please expand upon the discussion of emerging markets in the principal investment strategy and disclose the definition that the Fund uses in determining whether a country is an emerging market.
Response: The Trust has added the requested disclosures and clarifications.
5.     On page 4 under the heading "The Fund's Performance" in the second paragraph, please replace "may" with "would".
Response: The Trust agrees that using "would" instead of "may" is correct and has revised the sentence accordingly.
6.     On page 7 under the heading "How Does the Fund Implement Its Investment Goal?", please move the disclosures relating to emerging markets and concentration to the summary section of the Prospectus (see comments 4.d - 4.f above).
Response: The Trust has moved certain disclosures from the "How Does the Fund Implement Its Investment Goal?" section of the Prospectus to "The Fund's Principal Investment Strategies" section as suggested.
7.    Please confirm whether “Acquired Fund Fees and Expenses” should be included in the fee table given the reference to “other investment companies” on page 8 of the Prospectus.

Response: The Trust confirms that “Acquired Fund Fees and Expenses” are expected to be less than 0.01% and therefore are not included in the fee table.

8.     Please explain why "Counterparty Risk" is included in the "What are the Principal Risks of Investing in the Fund?" section that appears on page 8. Please also explain the inclusion of "underlying fund" references in this section.

Response: The Trust confirms that both the counterparty risk and the underlying fund references appeared in error and has revised this section accordingly to remove these references.

9.     On page 11, there is a reference to the reduction to the Fund's investment advisory fee. Please confirm supplementally that this change does not require shareholder approval.
Response: The Board of Trustees of the Trust voted to amend the Fund's advisory agreement to lower the Fund's advisory fee rate, effective on April 17, 2018. Given that the new advisory fee rate is lower at all asset levels, shareholders of the Fund will not be asked to approve the amendment to the advisory agreement in reliance on the following no-action letters, among others: Gartmore Mutual Funds, et. al (pub. avail. March 19, 2004); R.O.C. Taiwan Fund (pub. avail. Feb. 11, 2000); Washington Mutual Investors Fund, Inc. (pub. avail. May 14, 1993); and Limited Term Municipal Fund, Inc. (pub. avail. Nov. 17, 1992).
* * *

If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz Counsel, Touchstone Funds

cc:	Renee Hardt, Esq.
Deborah B. Eades, Esq.

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